Filed by Ventas, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Healthcare Trust, Inc.

Commission File No.: 001-36394

A hyperlink to the following video interview was posted on the Ventas, Inc. website at www.ventasreit.com on or after June 20, 2014.

June 18, 2014 — CNBC Mad Money Interview Transcript

Jim Cramer — Host, Mad Money

Ever since interest rates started climbing again, about a month ago, the high yielding real estate investment trusts, which investors have been treating as fixed income equivalents, have been hammered.  But I don’t want you to throw the baby out with the bathwater, which is why tonight, I think it’s a good time to take a closer look at Ventas (VTR), the healthcare real estate investment trust that owns everything from senior housing to skilled nursing facilities, medical office buildings, and a few hospitals.  1500 assets in 47 states, two Canadian provinces and the United Kingdom.  Ventas supports a hefty 4.6% yield.  You saw rates today went down; this is a terrific opportunity.  The company is benefitting from some powerful demographic trends.  Gets 55% of its operating income from senior housing, and the older members of the aging baby boomer generation are now in their late 60s, a lot of demand, not a lot of supply coming on.

The other reason I like Ventas, it’s a consolidator.  Most recently, at the beginning of this month, we learned the company is acquiring American Realty Capital Healthcare, that’s another healthcare REIT with similar exposure, for $2.6 billion as well as shelling out $900 million for 29 senior living centers in Canada.  And considering how cheaply Ventas can borrow money, they have the ability to do a lot more deals going forward that could raise the dividend, that could raise the earnings.  Let’s take a closer look with Debra Cafaro, the Chairman and CEO of Ventas, and one of my 21 bankable chief executives from Get Rich Carefully, to get a better sense of how her company is doing and where it’s headed.  Ms. Cafaro, welcome back to Mad Money.

Debra Cafaro - Ventas, Inc. — Chairman and CEO

Good to see you.

Jim Cramer — Host, Mad Money

You had a fantastic presentation recently at the NAREIT conference and I just wanted everyone to hear this one number - maybe the only number you need - deliver consistent superior total returns, 3430% increase if you bought the stock since 12/31/1999.  How can a REIT deliver that kind of performance?

Debra Cafaro - Ventas, Inc. — Chairman and CEO

Well we’re in a great spot at Ventas.  I think you picked out some of the key points that we have.  We are fueled by the aging demographic in the U.S. wherein domestically we can grow.  It’s a highly fragmented trillion dollar real estate market.  We’re starting to go international as well, and that’s a very untapped market.  We have a low cost of capital and a great team and a lot of great customers and we can continue to grow externally as well as grow internally.

Jim Cramer — Host, Mad Money

If it’s such a fractured market though, I know when I see companies going to Canada, Canada can be hard.  Target was hard to get in there, and then UK, little far flung.  Do you need to go to those places or are the opportunities so great that you can’t pass up?

Debra Cafaro - Ventas, Inc. — Chairman and CEO

We don’t need to.  As I said, there’s a trillion here, only 12% of that is owned by the public REITs, and it’s highly fragmented, it’s consolidating, it’s very dynamic.  So lots of opportunities there.  But I would say where we find other countries that have strong economies, that have aging demographics, that have evolved healthcare systems and where we think they provide future channels for growth, we do want to establish beachhead investments there, and that’s what we’ve done in both Canada and the UK.

Jim Cramer — Host, Mad Money

Okay, now I like people to think long term.  You guys think even longer term than most, because I feel you’ve got a 25 year plan.  144% growth in the plus 75 person cohort by 2040 with minimal supply.  So you’ve got the longest runway of almost any company I follow.

Debra Cafaro - Ventas, Inc. — Chairman and CEO

We do.  We all know that the aging demographic is very powerful, the demand is inelastic for most of the services that are provided, whether they’re medical office or senior housing or skilled nursing.  And importantly, the 75 and over people who make more than $50,000 a year, they’re growing by a third just by 2017 and household net worths tend to be $678,000.  So we have a wealthy aging demographic here in the U.S. and that is what is fueling really our business success.

Jim Cramer — Host, Mad Money

And that’s important because people think they may rely on the government, no it’s mostly private pay.

Debra Cafaro - Ventas, Inc. — Chairman and CEO

More than half, yes.

Jim Cramer — Host, Mad Money

I know your facilities, they’re not cheap, but that’s because people want high quality.

Debra Cafaro - Ventas, Inc. — Chairman and CEO

People do.  Our communities are mostly high barrier to entry markets, they’re serving that middle and upper middle class senior population and that’s a great strength as well.  People need and want these services, I can say that.

Jim Cramer — Host, Mad Money

Absolutely.  Now there’s a piece that came out in May.  Goldman Sachs.  Always liked your stock.  Is bigger better?  The case for smaller large cap healthcare real estate investment trusts.  They’re saying that the best performance lately is coming from the companies that simplify operations and spin-offs.  Is this just faddish and what we really want to do is just stick with the nitty?

Debra Cafaro - Ventas, Inc. — Chairman and CEO

Well, the healthcare REITs are a diversified business model and I think that we can’t confuse, investors sometimes do like pure play.  But they like pure play that have operations.  Remember, Ventas is a financial company.  What we do is raise money and we are an investment machine.  When you do that, your cost of capital is important, and diversification and scale drive down cost of capital.  And so our business model I think does benefit from diversification and scale and it’s been well accepted by investors, and I really do believe that the best way to deliver those consistent superior returns is on a diversified model.

Jim Cramer — Host, Mad Money

And it’s empirical that you have and it’s empirical that being a consolidator is better than a company that maybe put together assets that don’t all belong under one roof.  And yours clearly do.

Debra Cafaro - Ventas, Inc. — Chairman and CEO

Exactly.  And also, having those different segments is a very underappreciated investment attribute because we want to be good capital allocators and make early cycle investments and so we can move around the wheel and pick the segments at any given point in time that can be both accretive and value creating.  So that’s very important to our overall total return proposition.

Jim Cramer — Host, Mad Money

You’ve done a fabulous job.  It’s why I’ve been featuring you as one of the best 21 CEOs and just continue good success for all of your shareholders.

Debra Cafaro - Ventas, Inc. — Chairman and CEO

Thank you Jim.

Jim Cramer — Host, Mad Money

That’s Debra Cafaro, the Chairman and CEO of Ventas.  It’s very rare, people, that this stock is put on sale at all.  And when it does go on sale, you have to buy it.

Additional Information about the Proposed Transaction and Where to Find It

In connection with Ventas, Inc.’s proposed acquisition of American Realty Capital Healthcare Trust, Inc. (NASDAQ: HCT) (“ARC Healthcare”), Ventas expects to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a proxy statement of ARC Healthcare and a prospectus of Ventas, and each party will file other documents with respect to the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ventas and ARC Healthcare with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas’s website at www.ventasreit.com, and copies of the documents filed by ARC Healthcare with the SEC are available free of charge on ARC Healthcare’s website at www.archealthcaretrust.com.

Participants in Solicitation Relating to the Transaction

Ventas and ARC Healthcare and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARC Healthcare’s stockholders in respect of the proposed transaction.  Information regarding Ventas’s directors and executive officers can be found in Ventas’s definitive proxy statement for Ventas’s 2014 annual meeting of stockholders, filed with the SEC on April 4, 2014.  Information regarding ARC Healthcare’s directors and executive officers can be found in ARC Healthcare’s definitive proxy statement for ARC Healthcare’s 2014 annual meeting of stockholders, filed with the SEC on April 28, 2014.  Additional information regarding the interests of such potential participants will be included in the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction when they become available.  These documents are available free of charge on the SEC’s website and from Ventas or ARC Healthcare, as applicable, using the sources indicated above.